328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
February 18, 2009
For Immediate Release
NR#09-07

MAG Silver Reports Gold Intercept on Juanicipio Vein

4.95 g/t gold, 115 g/t (3.4 opt) silver, 1.19% lead and 2.89% zinc over 1.20 metres

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE.A:MVG) (“MAG”) reports on behalf of Minera Juanicipio SA, a 56/44 joint venture between Fresnillo plc and MAG, assay results from preliminary exploration drilling along the Juanicipio Vein located almost 1,000 metres south of the Valdecañas Vein. The two holes reported here were started in late 2008 and completed in January, 2009. Both holes successfully intercepted the Juanicipio Vein.  The Juanicipio Vein has now been intercepted in four holes westward along a 600 metre strike length from the first intersection of the vein in Hole JU1 and remains open in all directions.  The best result from this latest drilling is a high grade gold and silver intercept recorded in Hole 20P which returned 4.95 grams per tonne (g/t) gold, 115 g/t (3.4 ounces per ton (opt)) silver, 1.19% lead and 2.89% zinc over a width of 1.20 metres (0.92 metres true width).  The high gold value is characteristic of veins in the new emerging Fresnillo II district which typically have much higher gold grades than veins in the historic Fresnillo district.  This intersection is located 500 metres west along strike and 100 metres deeper than Hole 18P reported in an earlier press release.  The second hole 18Q2 returned 55 g/t (1.6 opt) silver, 0.27 g/t gold, 1.54% lead and 2.00% zinc over 0.85 metres (true width). The intercept in Hole 18Q2 is located 55 metres west and 95 metres deeper than the intercept reported in Hole 18P (0.6 metres of 4,100 g/t silver and 1.4 g/t gold, see also Press Releases of August 14, 2003 and April 16, 2008).

The 2009 program calls for 5,000 metres of drilling to test the Juanicipio Vein over a total length of 1,400 metres.  One drill is currently operating on the Juanicipio Vein.  Three drills are presently turning on the Valdecañas Vein and they will soon turn to the Encino Vein as the Valdecañas drill program is completed.

The gold dominant intercept in Hole 20P is similar to the 1.0 metre of 8 g/t gold and 16 g/t silver intersected in the VP-2 Vein in the westernmost part of the Juanicipio Property, and the overall gold-dominant nature of the Saucito Vein which our partners, Fresnillo plc, are bringing into production. The presence of separate gold and silver dominant veins is potentially another important clue that mineralization in Juanicipio resulted from a long-lived, multi-stage mineralization event with each vein having unique metal contents and depth of emplacement.  These drill intercepts are important in expanding our knowledge of the mineralizing system on the Juanicipio Joint Venture.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
Juanicipio Vein			metres	g/t	opt	g/t	%	%	Width
20P	854.05	855.25	1.20	115	3.4	4.95	1.19	2.89	0.92
18Q2	719.85	720.70	0.85	55	1.6	0.27	1.54	2.00	0.85

(See longitudinal section attached and www.magsilver.com for diagrams).

The 2008 drill campaign on the Valdecañas and Juanicipio veins completed over 28,000 metres of definition drilling. This program was primarily focused on defining the Valdecañas Vein on a 100 by 100 metre grid with the goal of moving as much of the reported inferred resource (see press release of June 18, 2008) as possible to an indicated resource by early 2009.

The 2009 preliminary exploration program and budget was presented at a recent Minera Juanicipio SA Technical Committee by Fresnillo plc, the operator of the Juanicipio Joint Venture and approved by the full Minera Juanicipio Board of Directors on January 20, 2009. The overall exploration program proposes a minimum of 25,000 metres of drilling focused on the Valdecañas Vein, Juanicipio Vein, the Encino Vein and new exploration targets. The Board also authorized $US500,000 for development engineering studies.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture
The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the world’s largest producing primary silver mine operated by Fresnillo plc. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.  Fresnillo operates the delineation and exploration program on behalf of the joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial Inferred resource estimate of 237.8 million ounces of silver. (See press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

For further information on behalf of Fresnillo plc Contact Octavio Alvidrez, Investor Relations
Website: Phone:	www.fresnilloplc.com 52 (55) 5279 3250 011-44-207-399-2470	Email: Fax:	om_alvidrez@fresnilloplc.com 52 (55) 5279 3217 011-44-207-399-2471

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

Juanicipio Vein - Vertical Longitudinal Section

February, 2009

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Plan View (inset map)
Valdecañas Vein
JV Boundary
MAG-Peñoles JV (44% - 56%)
Juanicipio Vein
Legend
Proposed Hole
In Progress
Completed Hole
Surface
MAG/Fresnillo
Fresnillo
meters above sea level
2250
2150
2050
1950
1850
1750
1650
1550
JI-02
1.50m/1/1.59
JI-10P
0.35m/234/0.11
JI-12P
0.25m/46g/t/0.20
JI-01
2.00m/630/11.44
JI-11P
0.55m/0.5/0.05
Top of interpreted Bonanza Zone
JI-18P
0.60m/4,100/1.47
JI-17P
0.60m/130/0.34
JI-16Q
in progress
JI-20Q
JI-24P
JI-23Q
JI-22P
JI-19P
JI-20P
0.92m/115/4.95
JI-18Q
0.85m/55/0.27
JI-24Q
JI-23P
JI-22Q
JI-19Q
JI-17Q
JI-16R

Juanicipio Drill Program

TSX:MAG
NYSE-A:MVG

JV Boundary
VP2
VP3
VP2
ED
EE
MAG-Peñoles JV
(44% - 56%)
Valdecañas Vein
Projected Encino Vein
Projected Juanicipio Vein
GD
GE
IC
JU9
KC
KD
JU7
MA
MB
MC
MG
OE
MF
OF
JU5
SD
UD
UE
JU6
JU2
12P
10P
18P
JI07-17P
11P
23P
22P
21P
19P
20P
Hole 20P
Hole 18Q
15P
JU3
JU8
14P
JU4
N
S
W
E
Legend
Veins
Surface Trace of Vein
Projected Vein
Drill Holes
Proposed
Drilled
0
500
1,000
Meters